Exhibit 99.29

Quantum eMotion Announces Closing of Private Placement

MONTREAL, November 15h, 2024. Quantum eMotion Corp. (TSX.V: QNC) (OTCQB: QNCCF) (“QeM” or the “Corporation”), is pleased to announce that it has closed a non-brokered private placement by issuing a total of 7,500,000 units (the “Units”) at $0.10 per Unit, for a total gross proceed of $750,000 to several strategic investors who add significant value to the Corporation’s cybersecurity initiatives.

Each Unit is comprised of one common share and one warrant of the Corporation. Each warrant entitles its holder to acquire one common share of the Corporation at a price of $0.20 for a period of 24 months following the closing of the private placement. The securities issued in the private placement are subject to a four month and one day hold period expiring on March 16, 2024.

The net proceeds from the private placement will be used by QeM to finance and accelerate the commercialization of its patented (QRNG) Quantum Random Number Generator technology. The Corporation intends to target high profile verticals such as Healthcare Services and is also well suited to meet the demands for Cloud-Based IT Security Infrastructure, Classified Government Networks And Communication Systems, Secure Device Keying (IOT, Automotive, Consumer Electronics), Quantum Cryptography and Financial Services.

The Insiders’ participation for $51,000 is exempt from the formal valuation and minority shareholder approval requirements provided under Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions (“Regulation 61-101”) in accordance with sections 5.5(a) and 5.7(1)(a) of Regulation 61-101. The exemption is based on the fact that neither the fair market value of the private placement, nor the consideration paid by such Insiders exceeds 25% of the market capitalization of the Corporation.

As a result of the closing of the private placement, there are 158,002,838 common shares of the Corporation issued and outstanding.

The private placement was carried out pursuant to prospectus exemptions of applicable securities laws and is subject to final acceptance by the TSX Venture Exchange.

“We are delighted by the strong support from both our existing shareholders and new strategic investors. This substantial capital investment will significantly advance the execution of QeM’s strategic plan, strengthening our commercialization capabilities both domestically and internationally, while carefully preserving value for current shareholders. This unwavering confidence from our investors serves as a powerful endorsement of QeM’s vision and underscores our potential to lead and innovate in the rapidly evolving field of quantum technologies.” said Marc Rousseau, CFO.

For more information about Quantum eMotion and its innovative projects, please visit the Quantum eMotion website.

About QeM

The Company’s mission is to address the growing demand for affordable hardware and software security for connected devices. QeM has become a pioneering force in classical and quantum cybersecurity solutions thanks to its patented Quantum Random Number Generator, a security solution that exploits the built-in unpredictability of quantum mechanics and promises to provide enhanced protection for high-value assets and critical systems.

The Company intends to target highly valued Financial Services, Healthcare, Blockchain Applications, Cloud-Based IT Security Infrastructure, Classified Government Networks and Communication Systems, Secure Device Keying (IOT, Automotive, Consumer Electronics) and Quantum Cryptography.

For further information, please visit our website at https://www.quantumemotion.com/ or contact:

Francis Bellido, Chief Executive Officer

Tel: 514.956.2525

Email: info@quantumemotion.com

Website: www.quantumemotion.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described in the Corporation’s periodic reports including the annual report or in the filings made by Quantum from time to time with securities regulatory authorities.